United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ..)

Aracruz Celulose S.A. Quarterly Financial Information (ITR) as of June 30, 2007 and Special Review Report of Independent Registered Public Accounting Firm

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION Corporate Legislation QUARTERLY INFORMATION - ITR Period - 06/30/2007 COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.02 - ADDRESS OF HEAD OFFICES
01 - COMPLETE ADDRESS		02 - DISTRICT		03 - ZIP CODE (CEP)
Caminho Barra do Riacho, s/nº - km 25		Barra do Riacho		29.197-900
04 - CITY		05 - STATE
Aracruz			Espírito Santo
06 - AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEX
027	3270-2442	3270-2540	3270-2844	--
11 - AREA CODE	12 - FAX NO.	13 - FAX NO.	14 - FAX NO.
027	3270-2590	3270-2171	3270-2001
15 - E-MAIL
mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
01 - NAME
Isac Roffé Zagury
02 – COMPLETE ADDRESS			03 - DISTRICT
Av. Brigadeiro Faria Lima, 2272 - 3 rd and 4 th Floor			Jardim Paulistano
04 - ZIP CODE (CEP)		05 - CITY		06 - STATE
01.452-000		São Paulo		SP
07 - AREA CODE	08 - TELEPHONE	09 - TELEPHONE	10 TELEPHONE	11 - TELEX
011	3301-4160	3301-4139	3301-4194	--
12 - AREA CODE	13 - FAX NO	14 - FAX NO	15 - FAX NO
011	3301-4202	3301-4117	3301-4275
16 - E-MAILL
iz@aracruz.com.br

01.04 – ACCOUNTANT / REFERENCE
CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING 2 – ENDING	3 – NUMBER	4 - BEGINNING	5 - ENDING	6 – NUMBER	7 - BEGINNING	9 - ENDING
01/01/2007 12/31/2007	2	04/01/2007	06/30/2007	1	01/01/2007	03/31/2007
9 – NAME / ACCOUNTANT CORPORATE NAME				10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes				00385-9
11 – NAME OF THE TECHNICAL RESPONSIBLE				12 – CPF Nº
Amauri Froment Fernandes				174.625.417-34

01.05 – CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK
NUMBER OF SHARES	1 - CURRENT QUARTER	2 – PREVIOUS QUARTER	3 –QUARTER PREVIOUS YEAR
(Thousands)	06/30/2007	03/31/2007	06/30/2006
PAID-IN CAPITAL
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	577,163	577,163	577,163
3 – TOTAL	1,032,554	1,032,554	1,032,554
IN TREASURY
4 – COMMON	483	483	483
5 –PREFERRED	1,483	1,483	1,483
6 – TOTAL	1,966	1,966	1,966

Page: 1

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION Corporate Legislation QUARTERLY INFORMATION - ITR Period - 06/30/2007 COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.06 - SOCIETY CHARACTERISTICS
1 - TYPE OF SOCIETY
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS
2 – SITUATION
IN OPERATION
3 – NATURE OF STOCK CONTROL
PRIVATE NATIONAL
4 – ACTIVITY CODE
1040 – PAPER AND PULP INDUSTRY
5 – ACTIVITY OF THE SOCIETY
PRODUCTION OF BLEACHED EUCALYPTUS PULP
6 – TYPE OF CONSOLIDATED
TOTAL
7 - AUDITORS’REPORT TYPE
UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS 01 - ITEM 02 – TAXPAYER NO. 03 – NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
1 – ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - PAYMENT	6 - STOCK TYPE	7 - STOCK OF VALUE
				BEGAIN
01	RD	03/21/2007	Interests On Stockholders’ Capital	04/17/2007	ON	0,6157206374
02	RD	03/21/2007	Interests On Stockholders’ Capital	04/17/2007	PNA	0,6772927011
03	RD	03/21/2007	Interests On Stockholders’ Capital	04/17/2007	PNB	0,6772927011
04	AGO/E	04/24/2007	Dividend	05/15/2007	ON	0,1534706663
05	AGO/E	04/24/2007	Dividend	05/15/2007	PNA	0,1688177330
06	AGO/E	04/24/2007	Dividend	05/15/2007	PNB	0,1688177330

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE
1 – ITEM	2 – DATE OF	3 - VALUE OF THE	4 - VALUE OF THE ALTERATION	5 - ORIGIN OF THE	7 – AMOUNT OF	8 – VALUE PER
	CHANGE	SUBSCRIBED	(REAL THOUSAND)	ALTERATION	OUTSTANDING	SHARE ON THE
		CAPITAL			STOCKS	ISSUE DATE
		(REAL THOUSAND)			(THOUSAND)	(REAL)
01	04/24/2007	2,871,781	1,017,275	REVENUE	-	-
RESERVES

01.10 - DIRECTOR OF INVESTOR RELATIONS 01 - DATE 02 – SIGNATURE 07/05/2007 /s/ Isac Roffé Zagury

Page: 2

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 06/30/2007
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2007	4 – DATE – 03/31/2007
1	TOTAL ASSETS	9,774,089	9,654,152
1.1	CURRENT ASSETS	1,221,128	1,335,052
1.1.1	CASH AND CASH EQUIVALENTS	2,137	14,716
1.1.2	CREDITS	383,336	394,478
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	149,391	201,165
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	111,464	173,792
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	25,498	24,439
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	12,429	2,934
1.1.2.2	CREDITS OTHERS	233,945	193,313
1.1.2.2.1	EMPLOYEES	5,211	4,870
1.1.2.2.2	SUPPLIERS	3,760	3,062
1.1.2.2.3	SUBSIDIARIES	3	3
1.1.2.2.4	TAXES	224,477	184,093
1.1.2.2.5	OTHERS	494	1,285
1.1.3	INVENTORIES	205,392	233,414
1.1.3.1	SUPPLIES	98,966	98,790
1.1.3.2	RAW MATERIALS	56,840	56,900
1.1.3.3	FINISHED GOODS	49,316	77,444
1.1.3.4	PRODUCTS IN PROCESS	0	0
1.1.3.5	OTHERS	270	280
1.1.4	OTHERS	630,263	692,444
1.1.4.1	SHORT TERM INVESTMENTS	626,433	688,656
1.1.4.2	FINANCIAL APPLICATION	0	0
1.1.4.3	PREPAID EXPENSES	3,820	3,778
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0
1.1.4.5	OTHERS	10	10
1.2	CURRENT NOT ASSETS	8,552,961	8,319,100
1.2.1	LONG-TERM ASSETS	328,657	295,437
1.2.1.1	OTHERS CREDITS	285,395	252,584
1.2.1.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	0	0
1.2.1.1.2	SUPPLIERS	222,631	217,804
1.2.1.1.3	TAXES	62,764	34,780
1.2.1.1.4	OTHERS	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	6,725	6,538
1.2.1.2.1	FROM AFFILIATES	0	0
1.2.1.2.2	FROM SUBSIDIARIES	6,725	6,538
1.2.1.2.3	OTHERS	0	0

Page: 3

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 06/30/2007
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 63/30/2007	4 – DATE – 03/31/2007
1.2.1.3	OTHERS	36,537	36,315
1.2.1.3.1	DEBT SECURITIES	5,876	5,784
1.2.1.3.2	ESCROW DEPOSITS	30,661	30,531
1.2.1.3.3	OTHERS	0	0
1.2.2	FIXED ASSETS	8,224,304	8,023,663
1.2.2.1	INVESTMENTS	3,203,343	3,129,895
1.2.2.1.1	IN AFFILIATES	19,375	19,777
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0
1.2.2.1.3	IN SUBSIDIARIES	3,171,341	3,097,489
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	9,741	9,741
1.2.2.1.5	OTHER COMPANIES	2,888	2,888
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	4,793,413	4,637,431
1 2.2.2.1	LAND	853,267	811,287
1.2.2.2.2	BUILDINGS	454,827	453,809
1.2.2.2.3	MACHINERY AND EQUIPMENT	2,104,127	2,143,780
1.2.2.2.4	FORESTS	940,353	899,870
1.2.2.2.5	PROGRESS FOR SUPPLIER	62,251	85,119
1.2.2.2.6	CONSTRUCTION IN PROGRESS	282,345	144,980
1.2.2.2.7	OTHER S	96,263	98,586
1.2.2.4	DEFERRED CHARGES	227,548	256,337
1.2.2.41	INDUSTRIAL	2,395	3,039
1.2.2.4.2	FORESTS	0	0
1.2.2.4.3	ADMINISTRATIVE	0	0
1.2.2.4.4	GOODWILL ARISING ON INCORPORATION OF ENTITY	225,153	253,298
1.2.2.4.5	OTHERS	0	0

Page: 4

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 06/30/2007
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2007	4 – DATE – 03/31/2007
2	TOTAL LIABILITIES	9,774,089	9,654,152
2.1	CURRENT LIABILITIES	707,383	797,700
2.1.1	LOANS AND FINANCING	156,508	178,049
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	147,375	131,269
2.1.4	TAXES	69,514	70,390
2.1.5	DIVIDENDS PAYABLE	80,528	70,210
2.1.6	PROVISIONS	40,051	22,687
2.1.6.1	VACATION AND 13th SALARY	26,038	20,437
2.1.6.2	PROFIT SHARING	14,013	2,250
2.1.7	LOANS FROM RELATED PARTIES	210,368	152,320
2.1.7.1	ADVANCES FROM SUBSIDIAIES	209,647	151,682
2.1.7.2	OTHER DEBTS TO SUBSIDIARIES	721	638
2.1.7.3	OTHER	0	0
2.1.8	OTHERS	3,039	174,775
2.1.8.1	OTHERS	3,039	7,775
2.1.8.2	PROPOSED DIVIDENDS	0	167,000
2.2	NOT CURRENT LIABILITIES	3,743,923	3,764,314
2.2.1	LOANS AND FINANCING	3,743,923	3,764,314
2.2.1.1	LOANS AND FINANCING	2,170,240	2,289,499
2.2.1.2	DEBENTURES	0	0
2.2.1.3	PROVISION	672,419	576,331
2.2.1.3.1	LABOR CONTINGENCIES	17,002	15,446
2.2.1.3.2	TAX CONTINGENCIES	454,964	436,783
2.2.1.3.3	OTHERS	200,453	124,102
2.2.1.4	LOANS FROM RELATED PARTIES	828,520	825,775
2.2.1.4.1	ADVANCES FROM SUBSIDIARIES	828,520	825,775
2.2.1.6	OTHERS	72,744	72,709
2.2.1.6.1	SUPPLIERS	7,419	7,419
2.2.1.6.2	OTHERS	65,325	65,290

Page: 5

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 06/30/2007
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2007	4 – DATE – 03/31/2007
2.4	STOCKHOLDER’S EQUITY	5,322,783	5,090,138
2.41	PAID-IN CAPITAL	2,871,781	1,854,507
2.4.1.1	COMMON STOCK	1,266,551	783,599
2.4.1.2	PREFERRED STOCK	1,605,230	1,070,908
2.4.2	CAPITAL RESERVES	162,210	162,210
2.4.3	REVALUATION RESERVE	0	0
2.4.3.1	OWN ASSETS	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.4.4	REVENUE RESERVES	1,845,520	2,862,794
2.4.4.1	LEGAL	338,454	338,454
2.4.4.2	STATUTORY	0	0
2.4.4.3	FOR CONTINGENCIES	0	0
2.4.4.4	UNREALIZED INCOME	0	0
2.4.4.5	FOR INVESTMENTS	1,516,052	2,533,326
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.4.5	RETAINED EARNINGS	443,272	210,627
2.4.6	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

Page: 6

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION			Corporate Legislation
QUARTERLY INFORMATION - ITR			Period - 06/30/2007
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM CODE	02 - NAME OF SOCIETY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 04/01/2007	4 FROM : 01/01/2007	5 – FROM : 04/01/2006	6 – FROM : 01/01/2006
		TO : 06/30/2007	TO : 06/30/2007	TO : 06/30/2006	TO : 06/30/2006
3.1	GROSS SALES AND SERVICES REVENUE	653,71	1,244,801	606,130	1,180,786
3.2	SALES TAXES AND OTHER DEDUCTIONS	(10,633)	(21,149)	(7,337)	(14,669)
3.3	NET SALES REVENUE	643,077	1,223,652	598,793	1,166,117
3.4	COST OF GOODS SOLD	(491,866)	(904,471)	(448,221)	(879,520)
3.5	GROSS PROFIT	151,211	319,181	150,572	286,597
3.6	OPERATING (EXPENSES) INCOME	164,185	264,442	(9,809)	198,836
3.6.1	SELLING	(17,869)	(34,043)	(17,655)	(35,156)
3.6.2	GENERAL AND ADMINISTRATIVE	(28,627)	(48,822)	(23,903)	(43,364)
3.6.3	FINANCIAL	135,908	211,957	(129,944)	77,125
3.6.3.1	FINANCIAL INCOME	96,500	491,660	26,998	198,410
3.6.3.2	FINANCIAL EXPENSES	39,408	(279,703)	(156,942)	(121,285)
3.6.4	OTHER OPERATING INCOME	10,266	19,530	8,811	16,919
3.6.5	OTHER OPERATING EXPENSES	9,050	(43,208)	(48,380)	(90,414)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	55,457	159,028	201,262	273,726
3.7	OPERATING INCOME	315,396	583,623	140,763	485,433
3.8	NON-OPERATING (EXPENSES) INCOME	(1,179)	(1,275)	(841)	(558)
3.8.1	INCOME	7	419	38	527
3.8.2	EXPENSES	(1,186)	(1,694)	(122)	(1,085)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	314,217	582,348	140,679	484,875
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(5,221)	(43,917)	(9,226)	(60,107)
3.11	DEFERRED INCOME TAXES	(76,351)	(95,159)	27,047	(14,248)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	REMUNERATION	0	0	0	0
3.12.2	APPROPRIATIONS	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL	77,000	144,000	74,000	163,000
3.15	NET INCOME FOR THE PERIOD	309,645	587,272	232,500	573,520
		3
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,588	1,030,588
	EARNINGS PER SHARE	0,30045	0,56984	0,22560	0,55650
	LOSS PER SHARE	-	-	-	-

Page: 7

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER (Convenience Translation into English of original previously issued in Portuguese)

EXPRESSED IN THOUSANDS OF REAIS (Except as indicated otherwise)

1	Operations and background

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company") -- based in Aracruz, in the State of Espírito Santo (ES), with plants located in the States of ES, Bahia (BA) and Rio Grande do Sul (RS) - was founded in 1967 and is engaged in the production and sale of bleached short-fiber eucalyptus pulp. The pulp is produced from reforested timber tracts, mainly from the Company’s own forests, with an installed production capacity of 3,010 thousand tons per annum. Of this total, 2,130 thousand tons are turned out from the mill in Barra do Riacho (ES), 430 thousand tons from the RS mill and 450 thousand tons relating to its 50% stake in Veracel Celulose S.A. (“Veracel”), which runs the mill located in Eunápolis, BA (which has total installed production capacity of 900 thousand tons per year).

Aracruz owns 50% of the capital stock of Veracel, with the other half held by the Swedish-Finnish group Stora Enso.

The Company’s operations are integrated with those of its subsidiaries, jointly-controlled and affiliated company, which operate in: (i) the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company (“Aracruz Trading International Ltd.”, previously known as “Aracruz Trading Hungary Ltd.”) and Riocell Limited), (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees, under a loan for use agreement (Mucuri Agroflorestal S.A.), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities (Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda.) and (vi) pulp production (Veracel).

Based on the increase in the performance of port services to third parties and to the associated company Veracel, the need arose to carry out work to expand, revamp and enhance the Barra do Riacho Private Terminal. The Company’s subsidiary Portocel contracted financing in the total amount equivalent to R$ 50 million, which in Brazilian currency corresponds to R$ 104 million [Note 13(c)], to be invested in Phase 1 of the expansion project, which is expected to be concluded in May of 2008, with start-up of operations slated for June of that same year.

2	Financial Statements Presentation and Summary of Significant Accounting Practices

The consolidated quarterly financial information has been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission – CVM and Institute of Independent Auditors – IBRACON, which the most significant are outlined below:

There have been no significant changes in either accounting practices or in the criterion for presentation of the quarterly financial information, in relation to those presented in the financial statements for the year ended December 31, 2006.

Page: 8

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

a)	The consolidated quarterly financial statements includes the following subsidiaries, jointly- controlled and affiliated company, all of which have the same base dates for presentation of their financial information and uniform accounting practices:

Stake in Capital (%)
Pulp production:
Veracel Celulose S.A.	50
Eucalyptus forests and reforested tracts:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Aracruz Trading S.A.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A.(*)	33.33
Special Purpose Company - SPC:
Arcel Finance Limited	100

(*)	Aracruz holds a 1/3 share in the capital stock of Aracruz Produtos de Madeira S.A. and its stake is recorded under the equity method.

The exclusive funds recorded as short-term investments have also been included in the Company’s consolidation process (Note 4).

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations:
(i) stakes in capital, reserves and retained earnings (deficit) against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders’ equity of the controlled companies and (v) elimination of unrealized profits among Group companies.

Page: 9

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionately consolidated its interest in Veracel, since it is jointly controlled (50%) under the terms of the shareholders agreement.

Summary financial statements of the jointly-controlled company Veracel, as proportionately consolidated by Aracruz, are as follows:

	June 30, 2007	March 31, 2007
Cash and cash equivalents	948	76
Inventories	68,221	63,009
Fixed and deferred assets	1,533,450	1,536,484
Other assets	203,236	231,854
	1,805,855	1,831,423
Suppliers	19,017	14,318
Financings	662,485	704,152
Other liabilities	22,292	20,296
Shareholders’ equity	1,102,061	1,092,657
	1,805,855	1,831,423
	2nd Quarter 2007	2nd Quarter 2006
Net sales revenues	91,340	86,832
Gross profit	22,088	28,433
Operating profit	(5,092)	15,739
Net income	(8,273)	(3,487)

b)	In order to enhance the quality of the information provided to the market, Aracruz is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Independent Auditors - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

The Statement of Value Added, prepared in accordance with Pronouncement NPC-3.7 of the Federal Accounting Council – CFC, presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, the community and third party and shareholders’ capital.

Page: 10

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

3	Marketable Securities

As of June 30, 2007 and March 31, 2007, the marketable securities recorded in the consolidated balance sheet chiefly comprise Certificates of Deposit (CD’s) denominated in Reais, placed overseas with leading financial institutions, through the Company’s subsidiary Aracruz Trading International Ltd. the original maturities of which are less than 90 days.

4	Short-term Investments

As of June 30, 2007 and March 31, 2007, the Company had units of ownership (quotas) in two exclusive private investment funds as well as investments in Certificates of Bank Deposit (CD’s) with original maturities of more than 90 days. The funds are mainly comprised of CD’s and other securities and yields linked to the CDI (Certificate of Interbank Deposit) rate. These funds and investments are maintained at leading Brazilian financial institutions, with final maturities between July of 2007 and January, 2012. The securities included in the portfolio of the exclusive funds feature daily liquidity and are marked to market on a daily basis, without loss of principal and interest accrued through the date of redemption. The Company considers such investments as securities held for trading.

These exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to execute investment transactions, audit fees and other general and administrative expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

Description	June 30, 2007	March 31, 2007
Certificates of Bank Deposit (CDB’s)	458,527	450,899
Box of Options – Certificates of Interbank
Deposit (CDI’s)	74,420	127,413
Brazilian Federal Government Bonds	49,787	44,568
Debentures	43,699	65,776
Total	626,433	688,656

As of June 30, 2007, the difference between the Company and Consolidated balances, in the amount of
R$ 145,553 (R$ 289,016 as of March 31, 2007) chiefly refers to Certificates of Deposit denominated in
Reais held at leading financial institutions in Brazil and overseas through Aracruz’s subsidiaries
Aracruz Trading International Ltd. and Portocel – Terminal Especializado de Barra do Riacho S.A.

Page: 11

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

5	Trade Accounts Receivable – pulp customers
		Parent Company		Consolidated
		6/30/2007	3/31/2007	6/30/2007	3/31/2007
	Domestic customers	22,028	17,769	23,383	21,675
	Foreign customers
	Subsidiaries	85,532	155,756
	Others (third parties)	3,904	267	549,220	495,675
	Allowance for doubtful accounts			(7,831)	(8,336)
		111,464	173,792	564,772	509,014

6	Inventories
		Parent Company			Consolidated
		6/30/2007	3/31/2007	6/30/2007	3/31/2007
	Pulp – finished products
	At mills	48,387	75,528	67,016	91,204
	Overseas			227,299	248,500
	Paper – finished products	929	1,916	929	1,916
	Raw materials	56,840	56,900	69,103	68,914
	Maintenance supplies
	warehouse	99,390	99,214	135,493	133,329
	Provision for obsolescence /
	adjustment to market value	(424)	(424)	(424)	(424)
	Other inventories	270	280	1,496	1,486
		205,392	233,414	500,912	544,925

Page: 12

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

7 Related Parties

The transactions between the Company and its subsidiaries, jointly controlled and affiliated companies, such as sales of products, purchases of raw materials and services, are eliminated upon consolidation.
The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 6.30% to 6.87% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a)	Subsidiaries, jointly-controlled and affiliated companies
						Parent Company
				Portocel
		Aracruz	Mucuri	Terminal	Aracruz
		Trading	Agroflorestal	Especializado de	Produtos de
		International Ltd.	S.A.	Barra do Riacho S.A.	de Madeira S.A.	Total	Total
						2007	2007
	Balance Sheet					June	March
	Current assets	85.532		3	1.692	87.227	156.697
	Long-term assets		6.460	265		6.725	6.538
	Current liabilities	209.647		721		210.368	152.320
	Long-term liabilities	828.520				828.520	825.775
	Transactions for 2nd Quarter					2007	2006
						June	June
	Sales revenues	591.914			2.061	593.975	559.758
	Payment for port services			4.110		4.110	3.792
	Purchase of wood and chips						307
	Financial expenses (revenues), net	(39.020)				(39.020)	28.885

(b)	Stockholder and related company

Transactions with Company Stockholders and a related company to it, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

			Stockholders	Related Company		Total
	BNDES - Banco
	Nacional de
	Desenvolvimento			Cia de
	Econômico e Social	Banco	Banco	Navegação		2007
	Note 13 (a)	Votorantin S.A.	Safra S.A.	Norsul	June	March
Current assets		62.596	106.856	2.953	172.405	180.289
Current liabilities	251.371				251.371	255.741
Long-term liabilities	995.530				995.530	1.061.954
Transactions for 2nd Quarter					2007	2006
					June	June
Net financial revenues	2.691	1.535	3.457		7.683
Net financial expenses						17.729
Freight expenses				5.206	5.206	5.134

Page: 13

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

8	Tax Credits

(a) Deferred income tax and social contribution and recoverable taxes

	Parent Company			Consolidated
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Deferred income tax and social contribution
Tax losses (i)	24,599	24,606	36,199	36,691
Negative results for purposes of Federal Social
Contribution on Net Income – CSLL (i)	36	39	4,211	4,389
Temporary differences (ii)
Exchange variation taxed on cash basis	(250,625)	(190,724)	(250,625)	(190,724)
Income tax on unearned income			29,028	35,131
Other temporary differences	25,537	41,977	38,051	48,024
Income tax recoverable/offsettable
Income tax and CSLL prepaid on estimated basis	73,006	30,674	76,943	33,011
Income tax overpaid in prior years	112,747	122,009	112,747	122,009
Federal Withholding Income Tax (IRRF) on
investments in marketable securities	6,523	1,516	19,723	13,339
IRRF accrued on investments in marketable securities	2,331	16,360	5,260	18,761
Federal Social Integration Program (PIS) and
Social Finance (COFINS) contributions	30,879	37,184	89,284	95,292
State Value-Added Tax on Circulation of Goods
and services – ICMS (iii)	324,194	322,841	348,895	346,982
Provision for loss of ICMS credits (iii)	(264,409)	(313,702)	(287,754)	(318,306)
Other sundry items	1,970	1,991	2,496	2,497
Total	86,788	94,771	224,458	247,096
Shown as:
Current assets	224,477	184,093	279,760	245,440
Long-term assets	62,764	34,780	116,862	103,276
Long-term liabilities	(200,453)	(124,102)	(172,164)	(101,620)

(i)	The deferred tax credits arising from accumulated tax losses and negative results for CSLL purposes at Veracel (on proportional bases) have been recorded as of June 30, 2007, backed up by economic viability studies approved by that company’s management bodies. The breakdown of the Veracel balances and expectations for realization are itemized year to year, as prescribed by CVM Instruction n°. 371/02, and detailed in the following table:

	2009	2010	2011 to 2012	Total
Income tax	2,132	3,945	9,579	15,656
Social contribution	768	1,420	3,448	5,636
Total	2,900	5,365	13,027	21,292

Page: 14

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

As described in Note 1, the jointly-controlled company Veracel started up its production during 2005 and its sales have the required synergy with the Parent Company’s international distribution network. Economic viability studies indicate full realization of the tax credits by the year 2012.

The remaining balance of R$ 24,599 refers to deferred tax credits resulting from accumulated tax losses for income tax purposes and negative results for CSLL purposes at Aracruz, linked to the assessment notice regarding offset of BEFIEX tax losses [Note 18(f)].

(ii)	The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effect refers to the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis – exchange effects).

(iii)	Since the promulgation of Complementary Law n°. 87 on September 13, 1996, the Company’s Espírito Santo mill has been accumulating ICMS (State Value Added Tax – VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the tax authorities, to claim those credits from the State. However, due to the fact that the negotiations underway with the State in this regard have not permitted a reasonable estimate of the period for resolution of this matter, the Company has been recording a provision for losses of 100% of such ICMS credit balances recorded in the accounting books in relation to the unit in the State of Espírito Santo.

The amount of R$ 59,785 at Aracruz not covered by the provision for loss, chiefly refers to ICMS credits in the amount of R$ 51,227, the provision for which was reversed in the second quarter of 2007 due to the signing of a contract for assignment and transfer, which took place recently. The contract in question was ratified by the tax authorities. The remaining amount of R$ 8,558 refers to credits at the Guaíba Unit (RS), which the Company has been offsetting in the normal course of operations.

Page: 15

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

	05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER
(b)	Income tax and social contribution reflected in results originate from:
	Parent Company			Consolidated
	6/30/2007	30/06/2006	6/30/2007	30/06/2006
Income before income tax, social contribution and
minority interest	582,348	484,875	617,173	512,153
Income tax and social contribution at enacted rates
of 34%	(197,998)	(164,858)	(209,839)	(174,132)
Equity pick-up from subsidiaries with differentiated
rates or income not subject to taxation	54,091	92,826	39,841	78,464
Depreciation, amortization, depletion and write-offs
- Article 2 of Law n°. 8200/91	(1,078)	(1,238)	(1,078)	(1,238)
Contributions and donations	(305)	(325)	(305)	(325)
Technological innovation	6,471		6,471
Other permanent differences	(257)	(760)	401	(640)
Income tax and social contribution	139,076	74,355	164,509	97,871
Current portion	(43,917)	(60,107)	(69,251)	(81,754)
Deferred portion	(95,159)	(14,248)	(95,258)	(16,117)
9	Advances to Suppliers – Forestry Producer Program

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the State of
Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro. The Program encourages the planting of commercial forests of eucalyptus trees, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of June 30, 2007, advances of funds amounted to R$ 222,631 (Consolidated R$ 243,294), compared with R$ 217,804 (Consolidated R$ 237,668) as of March 31, 2007, which will be recovered against the delivery of the wood by the producers.

Page: 16

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

	05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER
10	Investements
(a)	Parent Company
				Portocel -
			Mucuri	Terminal		Aracruz	Aracruz			Aracruz		Total
		Veracel	Agro- Especializado Aracruz Celulose				Trading			Produtos
		Celulose	florestal	de Barra do	Trading	(USA),	International		Riocell de Madeira		2007	2007
		S.A.	S.A.	Riacho S.A.	S.A.	Inc.	Ltd. Ara-Pulp Limited			S.A.	June	March
	In subsidiary, jointly-held and associated
	companies
	Equity stake in voting capital - %	50,00	100,00	51,00	100,00	100,00	100,00	100,00	100,00	33,33
	Information as of June 30, 2007
	Subscribed and paid-in capital	2.278.032	72.300	2.304	188	385	39	26	42	145.655
	Shareholders' equity	2.204.121	70.175	7.817	307	16.717	1.976.441	94	1.561	58.119
	Net income (loss) for quarter	(16.545)		2.087	(2)	4.723	165.354	7	19	(1.213)
	Changes in investment accounts
	As of April 1	1.092.657	70.175	2.922	329	12.699	1.916.969	93	1.645	19.777	3.117.266	2.831.813
	Paying in of capital (i)	17.991									17.991	181.882
	Equity pick-up (ii)	(8.587) *		1.064	(22)	4.017	59.472	1	(84)	(404)	55.457	103.571
		1.102.061	70.175	3.986	307	16.716	1.976.441	94	1.561	19.373	3.190.714	3.117.266
	Goodwill of acquisition of investment	50.305									50.305	50.305
	Amortization/allocation by incorporation
	of goodwill (iii)	(40.564)									(40.564)	(40.564)
		1.111.802	70.175	3.986	307	16.716	1.976.441	94	1.561	19.373	3.200.455	3.127.007
	Other investments										2.888	2.888
	Total										3.203.343	3.129.895

* - The difference between the loss for the quarter and the equity results relates to the tax incentive booked under shareholders’ equity in the amount of R$ 314.

(i)	As part of the plan for capitalization of Veracel, during the second quarter of 2007 capital increases were made in the amount of R$ 17,991 (first quarter of 2007 - R$ 181,882).

(ii)	The effect of the exchange exposure of overseas investments is recorded under the heading "Equity pick-up" and the method adopted for translating overseas investments is the current exchange rate.

(iii)	The goodwill paid on the acquisition of Veracel, in the total amount of R$ 50,305, was based on the market value of the assets, lands and forests and on estimated future profitability of the business. The goodwill relating to the forests and estimated future profitability of the forestry business, in the amount of R$ 40,564, was fully amortized through March 31, 2006, according to the depletion and utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest- growing and is recognized in income in the year in which the trees are felled. In relation to the goodwill on the lands, in the amount of R$ 9,741, will remain pending amortization until such time as the respective assets are realized.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S.A. in 2003, R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

(b)	Consolidated

The consolidated balance of stakes in affiliated and subsidiary companies, in the amount of R$ 19,373 (R$ 19,777 as of March 31, 2007), represents Aracruz’s share in its affiliated company Aracruz Produtos de Madeira S.A. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (proportional consolidation of Veracel).

Page: 17

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

11 Property, Plant and Equipment

(a)	Parent Company

Lands

Industrial and forestry equipment Forests Buildings and betterments Administrative and other assets Advances to suppliers Construction in progress

Total Parent Company

(b)	Subsidiary and jointly-held companies

Lands

Industrial and forestry equipment Forests Buildings and betterments Administrative and other assets Advances to suppliers Construcion in progress

Total Consolidated

			2007	2007
			June	March
Annual		Accumulated
depreciation		depreciation
rates - %	Cost	/depletion	Net	Net
	853.267	-	853.267	811.287
4 to 25	4.389.466	(2.285.339)	2.104.127	2.143.780
(*)	1.120.736	(180.403)	940.333	899.870
4 and 10	998.742	(543.915)	454.827	453.809
4, 10 and 20	264.405	(168.142)	96.263	98.586
	62.251	-	62.251	85.119
	282.345	-	282.345	144.980
	7.971.212	(3.177.799)	4.793.413	4.637.431
	214.305	-	214.305	207.344
4 to 20	1.031.418	(129.684)	901.734	917.041
(*)	206.911	(57.181)	149.730	140.652
4 and 10	306.379	(30.491)	275.888	279.858
4, 10 and 20	26.190	(8.944)	17.246	20.799
	297		297	173
	34.244	-	34.244	16.687
	9.790.956	(3.404.099)	6.386.857	6.219.985

Depreciation/depletion calculated for the 2nd Quarters of 2007 and 2006 have been appropriated as follows:
	Parent Company and Consolidated
	2nd Qt. 2007	2nd Qt. 2006
Industrial and forestry costs	103.931	109.048
Operating expenses	1.192	1.442
Parent Company	105.123	110.490
Industrial and forestry costs	24.757	22.270
Operating expenses	76	114
Consolidated	129.956	132.874

(*)	Depletion of forests, based on formation and maintenance costs and the area felled each month, appropriated to the cost of pulp production in an amount that excludes the portions that will benefit future forests.

Page: 18

	FEDERAL PUBLIC SERVICES
	BRAZILIAN SECURITIES COMMISSION – CVM
	Quarterly Information			Corporate Legislation
	COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES			Period - 06/30/2007
	01.01 - IDENTIFICATION
	01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
	0043-4	Aracruz Celulose S.A.	42.157.511/0001-61
	05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER
12	Deferred Charges
			Amortization
			(number of years)	2007	2007
				June	March
	(a) Parent Company
	Pre-operating expenditures		10	25.885	25.885
	Administrative and product improvement expenses		3 a 10		133
	Goodwill on upstream merger of Riocel		5	562.883	562.883
				588.768	588.901
	Accumulated amortization			(361.220)	(332.564)
	Total Parent Company			227.548	256.337
	(b) Subsidiary and jointly-held companies
	Forestry costs			71.710	71.710
	Industrial costs		10	22.755	22.755
	Other expenses			107	107
				94.572	94.572
	Accumulated amortization			(44.288)	(41.927)
	Total deferred charges - related companies			50.284	52.645
	Total Consolidated			277.832	308.982
	Amortization for the 2nd Quarters of 2007 and 2006 was appropriated as follows:
				Parent Company and Consolidated
				2nd Qt. 2007	2nd Qt. 2006
	Industrial and forestry costs			645	645
	Operating expenses			28.144	28.144
	Parent Company			28.789	28.789
	Industrial and forestry costs			2.362	2.362
	Consolidated			31.151	31.151

Page: 19

FEDERAL PUBLIC SERVICES
	BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information			Corporate Legislation
	COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61
	05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER
13 Loans and Financings
		Parent Company			Consolidated
	% annual
	interest rate	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Brazilian currency – Reais (a)
Loans indexed to Long-Term Interest Rate
(TJLP)	7.80 to 10.50	532,065	560,043	993,027	1,039,976
Loans indexed to basket of currencies	7.78 to 9.68	72,800	81,276	249,042	277,682
Export credit note (c)	CDI			104,933	108,399
Loans indexed to other currencies	8.75		10,667	937	14,500
Foreign currency – U.S. Dollars (b)
Advances for exchange contracts / prepayments	5.67 to 6.87	1,721,883	1,811,683	1,721,883	1,811,683
Import financing	5.55 to 6.20		3,879		3,879
Other loans and financings	6.04			22,846	23,980
Total loans and financings		2,326,748	2,467,548	3,092,668	3,280,099
Portion falling due short-term (including
interest payable)		(156,508)	(178,049)	(277,483)	(302,840)
Portion falling due long-term
2008		67,668	102,294	127,772	195,506
2009		74,734	75,084	201,209	203,787
2010		11,610	62,328	133,209	186,161
2011 to 2016		2,016,228	2,049,793	2,352,995	2,391,805
		2,170,240	2,289,499	2,815,185	2,977,259
(a)	Loans from BNDES (Stockholder)

In December, 2006, Aracruz signed a financing agreement with its stockholder, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico and Social - BNDES ), in the total amount of R$ 595,869, to be amortized in the period from 2014 to 2016, of which R$ 200,677 has already been released, subject to interest varying between 7.78% and 8.90% per annum.

As of June 30, 2007, the Parent Company had financings in the total amount of R$ 605,188 (R$ 636,690 as of March 31, 2007), not including interest, from its stockholder BNDES, subject to interest varying from 7.80% to 10.5% p.a., to be amortized in the period between 2007 and 2016.

Except for the agreement signed in December of 2006, the financings granted by BNDES are guaranteed by mortgages, in varying degrees, of the industrial unit in the State of Espírito Santo and by Company lands and forests, as well as by a statutory lien on financed machinery and equipment.

As regards Veracel, as of June 30, 2007 BNDES financings amount to R$ 634,487 (R$ 673,349 as of March 31, 2007), not including interest, which varies from 7.0% to 9.5%, to be amortized in the period from July, 2007 to February of 2014. These amounts refer to the 50% share held by Aracruz in Veracel.

(b) Export prepayment operations

Page: 20

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

As of June 30, 2007, Aracruz had prepayment operations contracted with various banks in the total amount of US$ 1.703 million, with interest varying between 5.87% p.a. and 6.18% p.a., with semi- annual payments and maturities of principal between March, 2012, and June of 2016.

(c)	Export credit note

In May 2006 the Company’s subsidiary Portocel - Terminal Especializado de Barra do Riacho S.A. contacted an Export Credit Note operation in the amount of R$ 104 million (US$ 50 million), with interest equivalent to 100% of the CDI rate, semi-annual installments and payments of the principal between June 2008 and December 2013, in order to expand port facilities. Also linked to this operation was the contracting of a DI x US$ swap transaction, with the same maturity terms and transformation of the interest rate into exchange variation + 5.985% p.a.

14 Financial Instruments (CVM Instruction n°. 235/95)

(a)	Risk management

Aracruz and its Subsidiaries operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates. The exposure of the Company to liabilities denominated in U.S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Further in terms of protection of export operations, derivative financial instruments are also used by Company’s Management to mitigate the exchange risks, the position of which as of June 30, 2007 is represented by 11,000 future dollar contracts through the Brazilian Futures Market (BM&F), compared with 8,000 future dollar contracts as of March 31, 2007, with an outstanding amount of R$ 4.1 million to be received (as of December 31, 2006 the position was represented by 5,780 BM&F future dollar contracts. During the second quarter of 2007 the derivative financial instruments had a positive yield of R$ 71.1 million (R$ 6 million in the second quarter of 2006).

With relation to interest rate exposure, certain derivative financial instruments are used to manage interest rate risk, the position of which as of June 30, 2007, is represented by 19,735 future DI contracts through the BM&F (compared with 10,400 future DI contracts as of March 31, 2007) and an outstanding amount of R$ 0.3 million to be paid. During the second quarter of 2007, these derivative financial instruments yielded positive results of R$ 9.4 million.

During the second quarter interest rate/dollar (TJLP x US$) swap operations were carried out with notional amount of R$ 346,480 as of June 30, 2007, with maturity set for April 16, 2010. Through the end of the second quarter, such operations posted marked to market results of R$ 6.2 million.

(b) Market value

Page: 21

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market.

The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company’s financial instruments as of June 30, 2007 can be summarized as follows:

	Parent Company			Consolidated
	Book	Market	Book	Market
Assets
Cash and cash equivalents	2,137	2,137	24,100	24,100
Marketable securities			164,611	164,611
Short- and long-term investments	632,309	632,309	775,862	775,862
Liabilities
Short- and long-term financings
(including interest)	2,326,748	2,326,748	3,092,668	3,092,668

The market value of the financial assets and short- and long-term financings, when applicable, has been determined using current rates available for operations on similar terms, conditions and remaining maturities.

15 Stockholders’ Equity (a) Capital and reserves

As of June 30, 2007, the Company’s authorized capital stock is R$ 2,871,781 (compared with R$ 1,854,507 as of March 31, 2007), represented by 1,032,554 thousand register shares, without par value, comprising 455,391 thousand common shares, 38,022 thousand Class A preferred shares and 539,141 thousand Class B preferred shares. The Class A stock may be converted into Class B stock at any time. The conversion rate is 1:1 (one Class A share for one Class B share). Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S.A.

On April 24, 2007, the Company’s Extraordinary General Meeting (EGM) of Stockholders approved a capital increase in the amount of R$ 1,017,274, without issuance of new shares of stock, by incorporating the portion of Revenue Reserves, pursuant to Paragraph 1, of Article 169 and Article 199 of the Brazilian Corporation Law (Law No. 6404/76).

Page: 22

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

The market values of the common and Class A and Class B preferred shares, based on the last quotation prior to the closing date for the second quarter of 2007, were R$ 16.47, R$ 12.02 and R$ 12.88 per share, respectively.

In accordance with the Company’s Bylaws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock.

To enhance understanding, the Company presents below a table showing the rights, privileges and conversion policy with respect to its shares:

	Common Shares	Class A Preferred Shares	Class B Preferred Shares
Voting Rights	Yes	· No, except in the event of non-	· No, except in the event
		payment of dividends for three (3)	of non-payment of
		consecutive years. In this case, the	dividends for 3 (three)
		preferred stock-holders shall retain	consecutive years. In this
		such voting rights until such time	case, the preferred
		as the past-due dividends are paid.	stockholders retain such
voting rights until such
time as the past-due
dividends are paid.
Privileges	None	· Priority in reimbursement of	· Priority in
		capital in the event of liquidation	reimbursement of capital
		of the Company;	in the event of liquidation
		· Right to receive a dividend that is	of the Company;
		10% higher than that paid to each	· Right to receive a
		common share;	dividend that is 10%
		· Priority in receiving a minimum	higher than that paid to
		dividend of 6% p.a., calculated	each common share.
based on the amount of the capital
represented by such shares and
divided equally among them.
Conversion	None	May be converted into Class B	Cannot be converted into
Characteristics		preferred shares at any time, at the	either Class A preferred
		discretion of the stockholder, who	shares or common shares.
has to cover the respective costs of this. Conversion rate: 1:1.

(b) Dividends and interest on capital invested

Page: 23

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

Stockholders are assured by the Company’s Bylaws of a minimum annual dividend equivalent to 25% of the Parent Company’s net income, adjusted by any increases or decreases in the reserves, as defined in applicable corporate legislation.

As permitted by Law No. 9249 of December 26, 1995, Management elected, during the first and second quarters of 2007, as well as during the year 2006, to pay interest on capital invested to its stockholders. This interest is calculated on the reported stockholders’ equity and is limited to the daily variation in the Long-Term Interest Rate - TJLP, amounting to R$ 77,000 (R$ 67,000 in the first quarter of 2007).

Based on Aracruz’s operating cash generating capacity and in addition to the interest on capital invested already declared, the Annual General Meeting (AGM) of Stockholders, also held on April 24, 2007, decided to distribute dividends for the year 2006 in the amount of R$ 167,000, which represents R$ 168.82 per batch of one thousand Class A and B preferred shares and R$ 153.47 per batch of one thousand common shares.

(c) Treasury stock

At a meeting held June 3, 2005, the Aracruz Board of Directors, in the manner provided by item XIV, Article 16, of the Company’s Bylaws, as well as Articles 1 and 8 of CVM Instruction No. 10 of February 14, 1980, authorized the Executive Officers Committee to trade shares issued by the Company itself up to the limit of 15 million Class A and Class B preferred shares. The Company’s aim is subsequent disposal and/or cancellation of these shares, without decreasing the capital stock.

As of June 30, 2007, the Company held 483 thousand common shares and 1,483 thousand Class B preferred shares as treasury stock, the market value of which as of that date was R$ 16.47 and R$ 12.88, respectively, per batch of one thousand shares.

16	Employee post-retirement benefit plan - ARUS

The Aracruz Employee Pension Fund ARUS (Fundação Aracruz de Seguridade Social) is a private pension fund which operates in the form of a multi-sponsor fund on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors ARUS and its total contribution during the second quarter of 2007 was approximately R$ 1,535 (2006 - R$ 1,400).

Should the sponsor withdraw from the Retirement Plan, the sponsor’s commitment to the Arus Retirement Plan, made under Resolution No. CPC 06/88 (issued by the Brazilian Supplementary Retirement Benefits Council), is totally covered by the assets of the Defined Contribution Plan.

17	Insurance Coverage

Page: 24

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of June 30, 2007, the Company’s assets were insured against losses for a total amount of approximately US$ 700,000, corresponding to the maximum limit of indemnity per event.

18 Provision for Contingencies and Legal Obligations Being Disputed in Court

The juridical situation of Aracruz Celulose S.A. and its Subsidiaries, jointly controlled and affiliated companies includes labor, civil and tax suits. Based on the representation of external legal counsel, Management believes that the appropriate legal procedures and steps taken in each situation are sufficient to preserve the stockholders’ equity of the Company and all its Subsidiaries, jointly controlled and affiliated companies, without additional provisions for loss on contingencies besides the amount recorded as of June 30, 2007. The breakdown of the balance of the provision for contingencies and legal obligations being disputed in court is presented as follows, on a Consolidated basis:

		June 30, 2007
	Deposit	Amount	Total,
	in court	provided	net
Provision for contingencies
Labor (a)	18,291	(32,475)	(14,184)
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
INSS payroll deductions for rental of houses
for employees (b)	22,477		22,477
IRPJ/CSLL – Full offset of accumulated tax
losses and negative results (f)		(65,772)	(65,772)
Other tax cases	12,725	(13,213)	(488)
Subtotal	53,493	(119,160)	(65,667)
Legal obligations being disputed in court
PIS/COFINS Law No. 9718/98 (c)		(163,158)	(163,158)
CSLL – Non-incidence on export revenues (d)		(211,970)	(211,970)
Outras	10,108	(17,551)	(7,443)
Subtotal	10,108	(392,679)	(382,571)
Total	63,601	(511,839)	(448,238)

Page: 25

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

		March 31, 2007
	Deposit	Amount	Total,
	in court	provided	net
Provision for contingencies
Labor (a)	18,224	(30,955)	(12,731)
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
INSS payroll deductions for rental of houses
for employees (b)	22,389		22,389
IRPJ/CSLL – Full offset of accumulated tax
losses and negative results (f)		(65,055)	(65,055)
Other tax cases	12,662	(13,064)	(402)
Subtotal	53,275	(116,774)	(63,499)
Legal obligations being disputed in court
PIS/COFINS Law No. 9718/98 (c)		(160,389)	(160,389)
CSLL – Non-incidence on export revenues (d)		(197,361)	(197,361)
Other	10,069	(17,443)	(7,374)
Subtotal	10,069	(375,193)	(365,124)
Total	63,344	(491,967)	(428,623)

(a)	Labor claims

The most significant labor claims are in respect of alleged salary losses due to inflation indices and economic plans imposed by past governments, fines of 40% of the accrued severance pay scheme (Guarantee Fund for Length of Service – FGTS) and claims for additional compensation for alleged hazardous/unhealthy working conditions.

As of June 30, 2007, the Company maintained provisions in the total amount of approximately R$ 28,900 (Consolidated - R$ 32,500), in order to cover any unfavorable decisions in the labor area, as well as deposits in court in the amount of R$ 11,900 (Consolidated - R$ 18,300).

(b)	Brazilian Social Security Institute - INSS

In March 1997, the Company received assessment notices from the Brazilian Social Security Institute - INSS relating principally to accommodation allowances. The inspectors took the view that the subsidized rentals constituted savings for employees and, hence, indirect salary benefits (remuneration in kind). As a consequence, the INSS inspectors argued, this process results in underpayment of the corresponding social security contributions. The Company filed a suit for declaratory judgment to challenge such assessments, with a view to cancellation of the notices, which amount to approximately R$ 16,000. The Superior Court of Justice (STJ) has already decided one of the suits, with results that favor the arguments defended by the Company.

Page: 26

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

As of June 30, 2007, the Company’s deposits in court in relation to this case amounted to approximately R$ 22,500. Based on the advice of its legal counsel, as drawn up in a formal legal opinion, indicating that the likelihood of loss in this case is remote, no provision has been established for any unfavorable decisions.

(c)	PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed for a court injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law No. 9718/98. A preliminary injunction was issued in favor of the Company in November of 2001. Due to unfavorable court decisions for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program – special payment in installments, in the amount of $ 56,241 – created by Law No. 10684/2003, the current balance of which is approximately R$ 55,200, and maintained only the claims regarding exchange differences.

Notwithstanding the petition for waiver, in view of the decision rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional, the Parent Company filed for a Restraining Order to ensure its right not to pay over the PAES installments relating to such modification, and the petition was granted. The amount at stake, relating to exchange variation for the period from February 1999 to September 2003, is approximately R$ 163,200 as of June 30, 2007 (R$ 160,400 as of March 31, 2007), already adjusted to current price levels based on the SELIC interest rate, which is appropriately reflected in the provision for contingencies and legal obligations being disputed in court.

The amount relating to the PAES installments that were not paid as a result of the cited court order, for the months from July, 2006 through June of 2007 is roughly R$ 7,200, already updated according to the Long-Term Interest Rate (TJLP) rate.

(d)	Social Contribution on Net Income – Non-incidence on export revenues

In September of 2003 the Company obtained a restraining order that give it the right not to pay Social Contribution on Net Income (CSLL) generated by export sales, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by the SELIC rate, in the amount of R$ 212,000 as of June 30, 2007 (R$ 197,400 as of March 31, 2007), for which it maintains a provision. The Company is awaiting a decision on the appeal filed by the Federal Government.

(e)	IRPJ – Deductibility of Social Contribution on Net Income (CSLL)

On June 29, 2005, the Company was assessed relating to deductibility of CSLL from taxable income for IRPJ purposes for fiscal years 2000 and 2001, the existing provision for which as of June 29. 2005, was supplemented by the amount of R$ 3.6 million, bringing the total to R$ 38 million.

Page: 27

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

In July 2005, in view of the existing case law, the Company decided to pay over the assessed amount, although it recalculated the basis for calculation thereof, arriving at the amount of R$ 24.4 million. The Company filed an administrative challenge to the balance of the amount assessed, such that the requirement to pay the tax credit has been suspended and, in addition, it has maintained the lawsuit questioning the cited deductibility.

(f)	IRPJ/CSLL – Full offset of accumulated tax losses and negative results

On June 29, 2005, the Parent Company was assessed regarding full offset of accumulated tax losses (NOL’s) for IRPJ purposes and negative results for CSLL purposes for fiscal years 2000 and 2001, as well as relating to the full offset, in fiscal year 2000, of the tax loss generated during the period it enjoyed the export tax benefit known as the BEFIEX [Note 18(e)]. Aracruz challenged the assessment notice at the administrative level, but it was upheld. The Company appealed this administrative decision and is awaiting judgment.

In July 2006, a court decision was rendered denying the Company the right to fully offset the IRPJ accumulated tax losses and negative CSLL results, a decision that has already been appealed. Even so, in order to avoid a fine, the Parent Company has made payment of the amount of R$ 49.3 million.

The amount of the provision set up, relating to the period in which the Parent Company enjoyed the BEFIEX benefit as of June 30, 2007, is approximately R$ 65,800 (R$ 65,300 as of March 31, 2007).

(g)	ICMS

On October 20, 2006, the Company received assessment notices from the Espírito Santo State Treasury Secretary in the amount of R$ 75.8 million, dealing basically with failure to comply with accessory obligations and unduly taking credits for the State Value-Added Tax on Circulation of Goods and Services (ICMS) on assets for use in operations, supplies and fixed assets. The Company elected to make payment of part of the amount assessed and challenged the amount of R$ 75.5 million. Based on the opinion of its external legal counsel, which ranked the probability of loss in court as being somewhere between remote and possible, no provision has been set up to cover any unfavorable decisions in this case.

(h)	Other tax cases

Based on the opinion of its legal counsel, the Company further maintains a provision for other tax contingencies where the likelihood of loss is ranked as probable in the total amount of R$ 28,500 (R$ 38,400 Consolidated relating to tax and civil cases involving the Subsidiaries and jointly controlled company). For these other contingencies, the Company has on deposit in court the amount of approximately R$ 22,600 (Consolidated R$ 22,800).

Page: 28

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

19 Tax Incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and inasmuch as Decree No. 4213 of April 16, 2002 recognized pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012). This right was granted after ADENE approved the respective reports.

On January 9, 2004, the Company received Official Letter No. 1406/03 from the Extrajudicial Administrator of the former Northeast Development Agency (SUDENE), informing that “pursuant to re-examination by the Juridical Consultancy of the Ministry for Integration as regards the coverage of the cited incentive granted,” it considered that it was inappropriate for Aracruz to enjoy the benefit previously granted and accrued, which caused revocation thereof.

During fiscal years 2004 and 2005, notifications with the objective of annulling the related tax benefits were issued by ADENE and repeatedly challenged and/or contested by the Company, although so far no definitive court decision has been issued in relation to the merits of the case.

Nevertheless, in December 2005 an Assessment Notice was drawn up against the Company by the SRF, in which the latter government agency required payment back to public coffers of the amounts of the tax incentives used so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million. The Company filed a challenge against this assessment and is presently awaiting a decision.

Company Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits in December 2005 is incorrect, both with respect to the benefits used and in relation to the remaining period. As regards the benefits used through 2004 (R$ 142,858 as of December 31, 2004, recorded under Capital Reserve), Management believes, based on the opinion of its legal counsel, that the requirement to pay the tax has no substantive basis, given that the Company used the benefits strictly within legal parameters and in conformity with acts carried out by the SRF and Reports issued by the ADENE. With respect to the rest of the benefit periods, which extend through 2012 (mill C) and 2013 (mills A and B), respectively, Management and its legal counsel believe it is illegal to revoke benefits that were granted on condition of compliance with pre-established conditions (implementation, expansion or modernization of an industrial undertaking), and that such acquired rights to enjoy same are ensured until the end of the periods set forth in the Law and in the administrative acts granting the benefits.

Notwithstanding its firm conviction as to the solid grounds for its rights, in light of the series of events that occurred in the years 2004 and 2005, indicating intent on the part of ADENE and SRF to cancel the tax benefits, the Company decided to adopt a conservative approach and interrupt the recording of the tax benefits as from 2005, until such time as a definitive court decision is reached.

The probability of loss, both in relation to the tax benefits already taken through 2004 as well as regarding those that have not yet been used as from 2005, is ranked as possible by Management and its legal counsel.

Page: 29

	FEDERAL PUBLIC SERVICES
	BRAZILIAN SECURITIES COMMISSION – CVM
	Quarterly Information		Corporate Legislation
	COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
	01.01 - IDENTIFICATION
	01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
	0043-4	Aracruz Celulose S.A.	42.157.511/0001-61
	05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER
20	Reconciliation of Stockholders’ Equity and Income for the Quarter - Company and Consolidated
				2007
			June	March
	Stockholders’ Equity
	Stockholders’ Equity - Parent Company		5,322,783	5,090,138
	Unrealized earnings		(111,382)	(132,469)
	Unrealized shipping expenses		26,005	27,094
	Income tax and social contribution on
	unrealized earnings		29,028	35,131
	Provision for devaluation of inventories			2,050
	Stockholders’ Equity - Consolidated		5,266,434	5,021,944
	Income for the Quarter		2007	2007
			June	March
	Income for the Quarter - Parent Company		309,645	277,627
	Realized (unrealized) earnings		21,087	(9,639)
	Unrealized shipping expenses		(1,089)	946
	Income tax and social contribution on
	realized (unrealized) earnings		(6,103)	2,259
	Provision for devaluation of inventories		(2,050)	2,050
	Net Income for the Quarter - Consolidated		321,490	273,243
21	Commitments

(a)	Supply of chemical products

Linked to the sale of the electro-chemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus signed a long-term contract for the supply of chemical products by Canexus, which was revised in 2002 to include additional volumes. Under the clause of this contract guaranteeing the purchase of minimum volumes, the Company is committed to buying a conservatively projected volume of chemical products. Volumes purchased by the Company in addition to the agreed- upon minimum for a given year may be compensated with lower volumes acquired in subsequent years. For purchases in volumes below those agreed upon, the Company has to pay the utility margin provided by the contract. The Company has these volume commitments until 2008, under the amendment to the contract signed in 2002.

(b)	Wood supply

The Company signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of June 31, 2007 is 1,500 m³ of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of R$ 15,898 under liabilities. The contract calls for return of an equivalent volume on similar operating conditions between 2007 and 2008.

Page: 30

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

(c)	Indian Communities – Terms of Settlement

In the first half of 1998, the Company and the Associations of Indian Communities entered into Terms of Settlement (“TAC’s”) whereby both parties recognized the legitimacy of Administrative Rulings Nos. 193, 194 and 195, all dated March 6, 1998, issued by the Federal Ministry of Justice, which determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. Aracruz committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13,500 (historical amount), monetarily restated each month by one of the official inflation indices (General Market Price Index – IGP-M or Consumer Price Index – IPC) or such other index as may replace them in the future, whichever is greater. The amount of this financial assistance was to be disbursed over a 20-year period, conditioned to the accomplishment of certain clauses and terms.

Despite the TAC’s in force, during the year 2005 members of the Associations of Indian Communities invaded some forestry areas and the Company’s industrial premises. Although Aracruz had obtained provisional measures for reinstatement of its ownership of the invaded areas, at end of the year the Indians still occupied approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented breach of the TAC’s by the Indian communities, the Company -- after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor -- suspended all commitments to the Indian communities under the TAC’s as of May 2005.

As of June 30, 2007, in relation to the time the TAC’s were being complied with, the Company had donated the amount of R$ 9,597 to the Associations of Indian Communities.

On February 17, 2006, FUNAI published Decisions Nos. 11 and 12 in the Official Federal Gazette (D.O.U.), approving the conclusion of a working group set up by FUNAI Administrative Ruling No. 1299/05, which recommended expansion of the current Indian reserves by about 11,000 hectares, comprised almost entirely of lands owned by Aracruz. The working group identified such lands as being traditionally occupied by the Indian communities. As it is confident of the legitimacy of its rights, the Company filed a challenge to such Decisions on June 19, 2006. At the beginning of 2007, the Federal Ministry of Justice, which has the authority to resolve the issue, returned the administrative proceedings to FUNAI, determining that more in-depth studies should be conducted “with a view to preparing an appropriate proposal that satisfies the interests of both parties to the dispute”.

(d)	Guarantees

As of June 30, 2007, collateral signatures and other such guarantees granted to the Company’s other subsidiaries and the jointly controlled company, relating to third party loans and legal challenges filed by these companies, are represented as follows:

Veracel Celulose S.A.	659,360
Portocel - Terminal Especializado de Barra do Riacho S.A.	104,460
763,820

Page: 31

	FEDERAL PUBLIC SERVICES
	BRAZILIAN SECURITIES COMMISSION – CVM
	Quarterly Information			Corporate Legislation
	COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES			Period - 06/30/2007
	01.01 - IDENTIFICATION
	01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
	0043-4	Aracruz Celulose S.A.	42.157.511/0001-61
	05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER
22	Sales by Geographic Area
	The Company’s exports, classified by geographic area, can be broken down as follows:
				Quarter ended June 30
		Parent Company			Consolidated
		2007	2006	2007	2006
	North America	290,249	216,149	383,706	337,667
	Europe	149,205	189,632	475,229	436,869
	Asia	152,461	152,593	236,985	216,177
	Other continents	5,072	10,981	5,072	10,981
	Total	596,987	569,355	1,100,992	1,001,694
	Geographical areas are determined based on the location of the Company’s customers.
23	Financial Results
				Quarter ended June 30
		Parent Company		Consolidated
		2007	2006	2007	2006
	Financial revenues
	Revenues from marketable securities	19,650	26,418	26,724	34,506
	Asset monetary/exchange variations	(7,651)	(10,855)	(36,677)	211
	Results of derivative operations	80,510	6,004	80,510	6,004
	Other financial revenues	3,991	5,432	4,483	6,154
	Subtotal	96,500	26,999	75,040	46,875
	Financial expenses
	Expenses on financial operation	(52,800)	(57,153)	(55,773)	(64,425)
	Interest on capital invested	(77,000)	(74,000)	(77,000)	(74,000)
	Liability monetary/exchange variations	175,785	4,706	131,498	(4,273)
	Other financial expenses	(6,577)	(30,496)	(7,475)	(38,321)
	Subtotal	39,408	(156,943)	(8,750)	(181,019)
	Total revenues (expenses), net	135,908	(129,944)	66,290	(134,144)

Page: 32

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

SUPPLEMENTARY INFORMATION

1	Statement of cash flows
		Parent Company		Consolidated
		2nd Quarter		2nd Quarter
		2007	2006	2007	2006
	Operating activities
	Net income for the quarter	309,645	232,500	321,490	227,949
	Adjustments to reconcile net income to cash
	provided by operating activities
	Depreciation, amortization and depletion	133,910	139,278	160,142	164,027
	Equity pick-up	(55,457)	(201,262)	404	149
	Deferred Income Tax and Social Contribution	76,351	(27,047)	76,647	(29,955)
	Monetary and exchange variations	(167,475)	8,620	(93,597)	9,595
	Provision for contingencies, net	11,386	19,580	11,497	19,761
	Provision for losses on tax credits	(49,293)	12,741	(30,551)	10,884
	Residual value of permanent assets disposed of	1,184	84	4,681	77
	Decrease (increase) in assets
	Securities (short- and long-term investments)	3,168	54,862	5,440	46,080
	Accounts receivable	38,110	68,933	(101,678)	15,684
	Inventories	28,022	(1,360)	44,013	(43,847)
	Tax credits	(19,075)	(20,157)	(23,455)	(26,718)
	Other items	(55)	1,163	(5,254)	3,683
	Increase (decrease) in liabilities
	Suppliers	16,903	(1,471)	10,982	(12,646)
	Advances from subsidiaries (including interest)	120,972	(245,132)		(647)
	Interest on loans and financings	(6,209)	4,946	(11,170)	14,669
	Income Tax and Social Contribution on net income	545	28,038	14,065	17,640
	Provisions for contingencies	8,288	(21,035)	8,288	(21,036)
	Other items	11,063	25,618	8,112	25,023
	Cash provided by (used in) operating activities	461,983	78,899	400,056	420,372

Page: 33

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

	Parent Company			Consolidated
		2nd Quarter		2nd Quarter
	2007	2006	2007	2006
Investing activities
Short- and long-term investments	58,963	108,117	202,154	(73,362)
Permanent assets:
Investments	(17,991)
Property, plant and equipment	(262,289)	(139,631)	(301,277)	(178,467)
Dividends received		3,221
Amounts received for sale of permanent
assets	2	38	696	44
Cash provided by (used in) investing
activities	(221,315)	(28,255)	(98,427)	(251,785)
Financing activities
Loans and financings
Additions	1,266,786	352,830	1,269,186	652,888
Payments	(1,286,984)	(223,133)	(1,318,214)	(372,196)
Dividends / interest on capital invested	(233,682)	(164,535)	(233,682)	(238,535)
Cash provided by (used in) financing
activities	(253,880)	(34,838)	(282,710)	42,157
Effects of exchange variation on cash
and cash equivalents	633		(5,851)	2,039
Net increase (decrease) in cash and
marketable securities	(12,579)	15,806	13,068	212,783
Cash and marketable securities at
beginning of quarter	14,716	625	175,643	81,470
Cash and marketable securities at
end of quarter	2,137	16,431	188,711	294,253

Page: 34

	FEDERAL PUBLIC SERVICES
	BRAZILIAN SECURITIES COMMISSION – CVM
	Quarterly Information				Corporate Legislation
	COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES				Period - 06/30/2007
	01.01 - IDENTIFICATION
	01 - CVM Code	02 - Name of Society		03 - Taxpayer Nº
	0043-4	Aracruz Celulose S.A.		42.157.511/0001-61
	05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER
2	Statement of value added
					Parent Company
				2nd Quarter	2nd Quarter
			2007	%	2006	%
	Revenues		652,478		606,014
	Raw materials from third parties		(382,893)		(328,908)
	Gross value added		269,585		277,106
	Retentions
	Depreciation, amortization and depletion		(133,910)		(139,278)
	Net value added generated		135,675		137,828
	Received in transfers
	Financial revenues – including monetary
	and exchange variations		96,500		26,998
	Equity income		55,457		201,262
			151,957		228,260
	Value added for distribution		287,632	100	366,088	100
	Distribution of value added
	Government and community
	Taxes and contributions (federal,
	state and municipal)		33,158	12	(2,853)	(1)
	Support, sponsorship and donations		408		431
			33,566	12	(2,422)	(1)
	Employees		64,031	22	56,719	15
	Remuneration of capital provided by
	third parties/financiers
	Financial expenses (revenues)		(119,610)	(42)	79,291	22
	Remuneration of capital invested
	(dividends and interest on capital
	invested)		77,000	27	74,000	28
	Retained earnings		232,645	81	158,500	36
	Total distributed and retained		287,632	100	366,088	100

Page: 35

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

			Consolidated
	2nd Quarter		2nd Quarter
	2007	%	2006	%
Revenues	1,025,973		929,881
Raw materials from third parties	(558,620)		(420,268)
Gross value added	467,353		509,613
Retentions
Depreciation, amortization and depletion	(160,142)		(164,027)
Net value added generated	307,211		345,586
Received in transfers
Financial revenues – including monetary
and exchange variations	75,039		46,876
Equity income	(404)		(149)
	74,635		46,727
Value added for distribution	381,846	100	392,313	100
Distribution of value added
Government and community
Taxes and contributions (federal,
state and municipal)	53,405	14	(9,570)	(2)
Support, sponsorships and donations	2,655	1	2,029
	56,060	15	(7,541)	(2)
Employees	76,372	20	69,067	18
Remuneration of capital provided by
third parties/financier
Financial expenses (revenues)	(72,076)	(19)	102,838	26
Remuneration of capital invested
(dividends and interest on capital
invested)	77,000	20	74,000	20
Retained earnings	244,490	64	153,949	58
Total distributed and retained	381,846	100	392,313	100

EXPRESSED IN THOUSANDS OF REAIS

Page: 36

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

(Except where indicated otherwise)

Aracruz Celulose S.A. posted consolidated net income of R$ 321,490 for the second quarter of 2007, compared with consolidated net income of R$ 227,949 in the same quarter last year. The variation in the results over the second quarter of 2006 largely reflects the higher exchange variation of assets and liabilities denominated in U.S. Dollars.

1. OPERATING ACTIVITIES

Commercial Performance

Pulpwood sales for the second quarter of 2007 totaled 673 thousand tons (consolidated – 831 thousand tons), representing a rise of 1% in relation to the same quarter of 2006, with 98% of this amount being shipped to foreign markets. The average net price in the second quarter just ended was US$ 458/t (consolidated - US$ 571/t), which represents a very healthy rise of 17% at the parent company level (consolidated rise of 5%) compared with the price of US$ 392/t (consolidated - US$ 542/t) in the same quarter of 2006.

Operating Performance

The Company’s pulpwood output was 638 thousand tons in the second quarter, 5% higher than the production for the same period of 2006. The unit cost of production in the quarter, expressed in R$, was 12% higher than for the second quarter of 2006, chiefly brought on by the rise in the cost of wood and greater consumption of chemical products.

		Parent Company
ANALYSIS OF COSTS
R$ / TON	2nd Qt. 2007	2nd Qt. 2006
Cost of Sales (*)	699	643
Selling Expenses	27	26
Administrative Expenses	43	36
Other Operating Expenses (Revenues) (**)	(29)	59
Total	740	764
Cost of Production ( R$ / Ton )	632	566
Tons Sold	672,862	668,803
Tons Produced	637,673	674,235

(*)	Includes average cost of inventories, plus cost of freight and insurance R$ 70/ton (2006 - R$ 75/ton).

(**)	Does not include Monetary / Exchange Variations and Financial Revenues / Expenses / Equity Pick-up.

Page: 37

	FEDERAL PUBLIC SERVICES
	BRAZILIAN SECURITIES COMMISSION – CVM
	Quarterly Information			Corporate Legislation
	COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES			Period - 06/30/2007
	01.01 - IDENTIFICATION
	01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
	0043-4	Aracruz Celulose S.A.	42.157.511/0001-61
	05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER
2.	EVOLUTION OF FINANCIAL LIABILITIES
	Parent Company
	In thousands of Reais
	Gross Debt		6/30/2007	3/31/2007
	Local currency		532,065	570,710
	Foreign currency		1,794,683	1,896,838
	Cash and cash equivalents (*)		634,446	709,156
	Net Debt		1,692,302	1,758,392

	Consolidated
	In thousands of Reais
	Gross Debt	6/30/2007	3/31/2007
	Local currency	1,098,897	1,162,875
	Foreign currency	1,993,771	2,117,224
	Cash and cash equivalents (*)	964,573	1,159,099
	Net Debt	2,128,095	2,121,000
	(*) Includes short- and long-term investments.
3.	OPERATIONAL INVESTMENTS

Investment outlays made in the second quarter of 2007 totaled R$ 262.3 million (consolidated -R$ 301.3 million), up over the R$ 139.6 million (consolidated - R$ 178.5 million) made in the same period last year. They were mainly allocated to the following areas: industrial (R$ 132.8 million), lands and forests (R$ 45.8 million), Veracel project (R$ 27.4 million), tree farming (R$ 69.3 million), forestry (R$ 22.1 million) and other investments (R$ 3.9 million), in consolidated figures.

* * * * *

Page: 38

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information			Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES			Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code		02 - Name of Society	03 - Taxpayer Nº
	0043-4	Aracruz Celulose S.A.	42.157.511/0001-61
06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 –	2 – DESCRIPTION		3 – DATE – 06/30/2007	4 – DATE – 03/31/2007
CODE
1	TOTAL ASSETS		9,509,863	9,489,038
1.1	CURRENT ASSETS		2,391,570	2,523,805
1.1.1	CASH AND CASH EQUIVALENTS		24,100	22,294
1.1.2	CREDITS		905,676	804,575
1.1.2.1	CUSTOMERS		607,264	539,268
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP		564,772	509,014
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER		25,498	24,439
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED WOOD		504	476
1.1.2.1.4	ACCOUNTS RECEIVABLE FROM CUSTOMERS – OTHERS		16,490	5,339
1.1.2.2	OTHERS CREDITS		298,412	265,307
1.1.2.2.1	EMPLOYEES		6,189	5,317
1.1.2.2.2	SUPPLIERS		4,777	4,014
1.1.2.2.3	TAXES		279,760	245,440
1.1.2.2.7	OTHERS		7,686	10,536
1.1.3	INVENTORIES		500,912	544,925
1.1.3.1	SUPPLIES		135,069	132,905
1.1.3.2	RAW MATERIALS		69,103	68,914
1.1.3.3	FINISHED GOODS		295,244	341,620
1.1.3.4	PRODUCTSD IN PROCESS		0	0
1.1.3.5	OTHERS		1,496	1,486
1.1.4	OTHERS		960,882	1,152,011
1.1.4.1	DEBT SECURITIES		769,986	977,672
1.1.4.2.	FINANCIAL APPLICATION		164,611	153,349
1.1.4.3	PREPAID EXPENSES		26,275	20,980
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE		0	0
1.1.4.5	RETENTIONS ON FINANCING CONTRACTS		0	0
1.1.4.6	OTHERS		10	10

Page: 39

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2007	4 – DATE – 03/31/2007
1.2	NOT CURRENT ASSETS	7,118,293	6,965,233
1.2.1	LONG-TERM ASSETS	431,324	413,582
1.2.1.1	CREDITS	388,659	371,223
1.2.1.1.1	SUPPLIERS	243,294	237,668
1.2.1.1.2	TAXES	116,862	103,276
1.2.1.1.3	CUSTOMER	28,503	30,279
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0
1.2.1.2.1	FROM AFFILIATES	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0
1.2.1.2.3	OTHERS	0	0
1.2.1.3	OTHERS	42,665	42,359
1.2.1.3.1	DEBT SECURITIES	5,876	5,784
1.2.1.3.2	ESCROW DEPOSITS	36,201	35,969
1.2.1.3.3	RETENTIONS ON FINANCING CONTRACTS	0	0
1.2.1.3.4	OTHERS	588	606
1.2.2	FIXED ASSETS	6,686,969	6,551,651
1.2.2.1	INVESTMENTS	22,280	22,684
1.2.2.1.1	IN AFFILIATES	0	0
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0
1.2.2.1.3	IN SUBSIDIARIES	19,373	19,777
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	0	0
1.2.2.1.5	OTHER COMPANIES	2,907	2,907
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	6,386,857	6,219,985
1.2.2.2.1	LAND	1,067,572	1,018,631
1.2.2.2.2	BUILDINGS	730,715	733,667
1.2.2.2.3	MACHINERY AND EQUIPMENT	3,005,861	3,060,821
1.2.2.2.4	FORESTS	1,090,063	1,040,522
1.2.2.2.5	PROGRESS TO SUPPLIERS	62,548	85,292
1.2.2.2.6	CONSTRUCTION IN PROGRESS	316,589	161,667
1.2.2.2.7	OTHERS	113,509	119,385
1.2.2.3	INTANGIBLE	0	0
1.2.2.4	DEFERRED CHARGES	277,832	308,982
1.2.2.4.1	INDUSTRIAL	20,409	21,622
1.2.2.4.2	FORESTS	32,270	34,062
1.2.2.4.3	ADMINISTRATIVE	0	0
1.2.2.4.4	GOODWILL ARISING ON ACQUISITION OF ENTITIES	225,153	253,298
1.2.2.4.5	OTHERS	0	0

Page: 40

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2007	4 – DATE – 03/31/2007
2	TOTAL LIABILITIES	9,509,863	9,489,038
2.1	CURRENT LIABILITIES	694,543	847,549
2.1.1	LOANS AND FINANCING	277,483	302,840
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	185,506	165,627
2.1.4	TAXES	89,028	83,079
2.1.5	DIVIDENDS PAYABLE	80,528	70,210
2.1.6	PROVISIONS	46,292	27,809
2.1.6.1	VACATION AND 13th SALARY	30,371	24,600
2.1.6.2	PROFIT SHARING	15,921	3,209
2.1.7	LOANS FROM RELATED PARTIES	10,494	20,872
2.1.8	OTHERS	5,212	177,112
2.1.8.1	PROPOSED DIVIDENDS	0	167,000
2.1.8.2	OTHERS	5,212	10,112
2.2	NOT CURRENT LIABILITIES	3,545,056	3,616,738
2.2.1	LONG-TERM LIABILITIES	3,545,056	3,616,738
2.2.1.1	LOANS AND FINANCING	2,815,185	2,977,259
2.2.1.2	DEBENTURES	0	0
2.2.1.3	PROVISIONS	656,603	566,211
2.2.1.3.1	LABOR CONTINGENCIES	19,786	18,230
2.2.1.3.2	TAX CONTINGENCIES	464,653	446,361
2.2.1.3.3	GOODWILL ARISING ON ACQUISITION OF ENTITIES	172,164	101,620
2.2.1.4	LOANS FROM RELATED PARTIES	0	0
2.2.1.5	OTHERS	73,268	73,268
2.2.1.5.1	SUPPLIERS	7,419	7,419
2.2.1.5.2	OTHERS	65,849	65,849
2.2.2	DEFERRED INCOME	0	0
2.3	MINORITY INTEREST	3,830	2,807

Page: 41

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2007	4 – DATE – 03/31/2007
2.4	STOCKHOLDER’S EQUITY	5,266,434	5,021,944
2.4.1	PAID-IN CAPITAL	2,871,781	1,854,507
2.4.1.1	COMMON STOCK	1,266,551	783,599
2.4.1.2	PREFERRED STOCK	1,605,230	1,070,908
2.4.2	CAPITAL RESERVES	162,210	162,210
2.4.3	REVALUATION RESERVE	0	0
2.4.3.1	OWN ASSETS	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.4.4	REVENUE RESERVES	1,845,520	2,862,794
2.4.4.1	LEGAL	338,454	338,454
2.4.4.2	STATUTORY	0	0
2.4.4.3	FOR CONTINGENCIES	0	0
2.4.4.4	UNREALIZED INCOME	0	0
2.4.4.5	FOR INVESTMENTS	1,516,052	2,533,326
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.4.5	RETAINED EARNINGS	386,923	142,433

Page: 42

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information			Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES			Period - 06/30/2007
01 - CVM Code	02 - Name of Society		03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.		42.157.511/0001-61
07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 04/01/2007	4 FROM : 01/01/2007	5 – FROM : 04/01/2006	6 – FROM : 01/01/2006
		TO : 06/30/2007	TO : 06/30/2007	TO : 06/30/2006	TO : 06/30/2006
3.1	GROSS SALES AND SERVICES REVENUE	1,166,184	2,182,681	1,039,664	2,061,909
3.2	SALES TAXES AND OTHER DEDUCTIONS	(138,723)	(266,118)	(116,322)	(239,641)
3.3	NET SALES REVENUE	1,027,461	1,916,563	923,342	1,822,268
3.4	COST OF GOODS SOLD	(664,050)	(1,201,044)	(548,461)	(1,113,523)
3.5	GROSS PROFIT	363,411	715,519	374,881	708,745
3.6	OPERATING (EXPENSES) INCOME	(16,594)	(93,144)	(249,943)	(196,087)
3.6.1	SELLING	(46,676)	(86,402)	(44,590)	(89,746)
3.6.2	GENERAL AND ADMINISTRATIVE	(34,138)	(59,202)	(29,022)	(52,551)
3.6.3	FINANCIAL	66,290	98,753	(134,144)	25,556
3.6.3.1	FINANCIAL INCOME	75,040	154,354	6,875	196,618
3.6.3.2	FINANCIAL EXPENSES	(8,750)	(55,601)	(181,019)	(171,062)
3.6.4	OTHER OPERATING INCOME	11,325	24,448	13,361	25,319
3.6.5	OTHER OPERATING EXPENSES	(12,991)	(70,451)	(55,400)	(104,123)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	(404)	(290)	(148)	(542)
3.7	OPERATING INCOME	346,817	622,375	124,938	512,658
3.8	NON-OPERATING (EXPENSES) INCOME	(4,676)	(5,202)	(84)	(505)
3.8.1	INCOME	702	1,767	38	3,252
3.8.2	EXPENSES	(5,378)	(6,969)	(122)	(3,757)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	342,141	617,173	124,854	512,153
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(19,981)	(69,251)	(441)	(81,754)
3.11	DEFERRED INCOME TAXES	(76,647)	(95,258)	29,955	(16,117)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	PARTICIPATIONS	0	0	0	0
3.12.2	REMUNERATION	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL	77,000	144,000	74,000	163,000
3.14	MINORITY INTEREST	(1,023)	(1,931)	(419)	(354)
3.15	NET INCOME FOR THE PERIOD	321,490	594,733	227,949	576,928
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,588	1,030,588
	EARNINGS PER SHARE	0,31195	0,57708	0,22118	0,55980
	LOSS PER SHARE	-	-	-	-

Page: 43

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

08.01 – PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER

The consolidated Performance comments for this quarter were disclosed together with Aracruz Celulose S.A.’s (Controlling Company) performance comments, group 05.

Page: 44

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61
15.01 – INVESTMENTS PROJECTS

(Convenience Translation into English from the original previously issued in Portuguese)

The comments related to investments were disclosed in note 3 group 05.

Page: 45

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT (Convenience Translation into English from the original previously issued in Portuguese)

Stock position of stockholders with more than 5% of voting stocks

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of June 30, 2007:

Parent Company:
Aracruz Celulose S.A.			CNPJ: 42.157.511/0001-61
				Stocks
Stockholders	Common		Preferred A		Preferred B		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	Thousand		Thousand		Thousand		Thousand
Newark Financial Inc.	127,506	28.00	-	-	-		127,506	12.35
Arainvest Participações S.A.	127,506	28.00	27,737	73.06	-		155,243	15.03
Arapar S.A.	127,506	28.00	-	-	-		127,506	12.35
BNDES Participações S.A.	56,881	12.49	10,000	26.34	13,661	2.53	80,542	7.80
(1) Treasure Hold Investments Corp	-	-	-	-	57,876	10.73	57,876	5.61
(1) U.S. Trust Company N.A. (2)	-	-	-	-	49,782	9.23	49,782	4.82
(1) Wellington Mgmt Company (2)	-	-	-	-	41,547	7.71	41,547	4.02
(1) Northern Cross Investments Ltd. (2)	-	-	-	-	37,400	6.94	37,400	3.62
Caixa Previd. Func. Banco do Brasil	-	-	-	-	31,694	5.88	31,694	3.07
(1) Capital Research & Mgmt Company (2)	-	-	-	-	30,580	5.67	30,580	2.96
Treasury stock	483	0.10	-	-	1,483	0.28	1,966	0.19
Others	15,509	3.41	226	0.60	275,177	51.03	290,912	28.18
Total	455,391	100.00	37,963	100.00	539,200	100.00	1,032,554	100.00

(1)	Foreign company

(2)	Administrator of investments funds several

Numbers supplied by I.R. Channel JP Morgan in 07/02/07

Page: 46

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Share Capital of majority stockholders (from controlling companies to individual stockholders)

Position at June 30, 2007
Parent Company:
Newark Financial Inc.
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Votorantim Celulose e Papel S.A.	50,000	100.00	-	-	50,000	100.00
Total	50,000	100.00	-	-	50,000	100.00

Parent Company:
Votorantim Celulose e Papel S.A		CNPJ: 60.643.228/0001-21
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Nova HPI Participações Ltda.	11,679,604	11.05	-	-	11,679,604	5.72
Votorantim Investºs Industriais S.A.	94,022,846	88.95	677	-	94,023,523	46.06
BNDES Participações S.A	-	-	7,555,369	7.67	7,555,369	3.70
Council of Administration , Chief Officers and
Fiscal council	-	-	3,020	-	3,020	-
Others	1	-	90,855,089	92.30	90,855,090	44.51
Treasury stocks	1	-	28,900	0.03	28,901	0.01
Total	105,702,452	100.00	98,443,055	100.00	204,145,507	100.00
Parent Company:
Votorantim Investimentos Industriais S.A		CNPJ: 03.407.049/0001-51
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Votorantim Participações S.A.	11,165,582,998	100.00	-	-	11,165,582,998	100.00
José Roberto Ermírio de Moraes	1	-	-	-	1	-
Fábio Ermírio de Moraes	1	-	-	-	1	-
Total	11,165,583,000	100.00	-	-	11,165,583,000	100.00

Page: 47

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

Nova HPI Participações Ltda. CNPJ: 65.785.669/0001 -81

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Votorantim Participações S.A.	7,212,408	100.00	-	-	7,212,408	100.00
Hejoassu Administração Ltda.	1	0.00	-	-	1	0.00
Total	7,212,409	100.00	-	-	7,212,409	100.00
Parent Company:
Votorantim Participações S.A.			CNPJ: 61.082.582/0001-97
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Hejoassu Administração Ltda.	5,304,772,481	98.60	-	-	5,304,772,481	98.60
Neyde Ugolini de Moraes	19,026,623	0.35	-	-	19,026,623	0.35
Antônio Ermírio de Moraes	19,026,623	0.35	-	-	19,026,623	0.35
Ermírio Pereira de Moraes	19,026,623	0.35	-	-	19,026,623	0.35
Maria Helena Moraes Scripilliti	19,026,623	0.35	-	-	19,026,623	0.35
Total	5,380,878,973	100.00	-	-	5,380,878,973	100.00
Parent Company:
Hejoassu Administração Ltda.			CNPJ: 61.194.148/0001-07
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
JEMF Participações S.A.	400,000	25.00	-	-	400,000	25.00
AEM Participações S.A.	400,000	25.00	-	-	400,000	25.00
ERMAN Participações S.A.	400,000	25.00	-	-	400,000	25.00
MRC Participações S.A.	400,000	25.00	-	-	400,000	25.00

Page: 48

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information			Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES			Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61
16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
Total	1,600,000 100.00	-	-	1,600,000	100.00

Parent Company:
AEM Participações S.A.		CNPJ: 05.062.403/0001-89
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Antônio Ermírio de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
ERMAN Participações S.A.			CNPJ: 05.062.376/0001-44
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Ermírio Pereira de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
MRC Participações S.A.		CNPJ: 05.062.355/0001-29
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Maria Helena Moraes Scripilliti	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Page: 49

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

JEMF Participações S.A. CNPJ: 05.062.394/0001 -26

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
José Ermírio de Moraes Neto	228,243,033	33.33	-	-	228,243,033	33.33
José Roberto Ermírio de Moraes	228,243,033	33.33	-	-	228,243,033	33.33
Neide Helena de Moraes	228,243,034	33.34	-	-	228,243,034	33.34
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
MRC Participações S.A.	-	-	300	33.33	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
BNDES Participações S.A. - BNDESPAR		CNPJ: 00.383.281/0001-09
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES				CNPJ: 00.383.281/0001-09
Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00

Page: 50

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information				Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES				Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society		03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.		42.157.511/0001-61
16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Parent Company:
ARAINVEST Participações S.A.			CNPJ: 06.139.408/0001-25
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Thousand		Thousand		Thousand
Joseph Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Moise Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Others	4	0.02	18	0.04	22	0.02
Total	171,984	100.00	42,996	100.00	214,980	100.00

Parent Company:
ARAPAR S.A.			CNPJ: 29.282.803/0001-68
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Nobrasa Empreendimentos S.A.	388,095,112	41.56	-	-	388,095,112	20.78
Lorentzen Empreendimentos S.A.	302,790,180	32.42	87,595	0,01	302,877,775	16.22
São Te&oacute;filo Rep. Participações S.A.	226,072,316	24.21	689,998,722	73.88	916,071,038	49.04
Outros	16,944,980	1.81	243,816,271	26.11	260,761,251	13.96
Total	933,902,588	100.00	933,902,588	100.00	1,867,805,176	100.00

Page: 51

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

Lorentzen Empreendimentos S.A. CNPJ: 33.107.533/0001 -26

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Nobrasa Empreendimentos S.A	46,876,916	79.29	-	-	46,876,916	63.02
Nebra Participações Ltda	10,913,643	18.46	8,692,807	56.93	19,606,450	26.36
Tiba Participações Ltda	1,327,485	2.25	6,572,501	43.05	7,899,986	10.62
Others	93	-	3,146	0.02	3,239	-
Total	59,118,137	100.00	15,268,454	100.00	74,386,591	100.00
(1) Foreign company
Parent Company:
Nobrasa Empreendimentos S.A.			CNPJ: 30.927.925/0001-43
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Erling Sven Lorentzen	78,978,748	97.46	-	-	78,978,748	97.46
Others	2,055,210	2.54	-	-	2,055,210	2.54
Total	81,033,958	100.00	-	-	81,033,958	100.00

Page: 52

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

Nebra Participações S.A. CNPJ: 04.418.550/0001 -86

			Stocks
Stockholders	Common			Preferred	Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
New Era Development Co. Ltd. (1)	16,076,101	99.99	-	-	16,076,101	99.99
Others	100	0.01	-	-	100	0.01
Total	16,076,201	100.00	-	-	16,076,201	100.00
(1) Foreign company
Parent Company:
Tiba Participações Ltda			CNPJ: 03.410.452/0001-30
			Stocks
Stockholders	Common			Preferred	Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Haakon Lorentzen.	2,103,695	100.00	-	-	2,103,695	100.00
Others	1	-	-	-	1	-
Total	2,103,696	100.00	-	-	2,103,696	100.00
Parent Company:
Caminho Editorial Ltda			CNPJ: 54.089.495/0001-04
				Stocks
Stockholders	Common			Preferred	Total
	Quantity		%	Quantity %	Quantity	%
	Unities		Unities		Unities
Brasil Warrant Admin. Bes e Empresas Ltda 93,166,126 82525				-	- 93,166,126	82525
Others	20,109,957		17.75	-	- 20,109,957	17.75
Total	113,276,083		100.00	-	- 113,276,083	100.00

Page: 53

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

Nalbra S LLC CNPJ: 06.205.788/0001 -59

			Stocks
Stockholders	Common		Preferred	Total
	Quantity	%	Quantity %	Quantity	%
	Unities		Unities	Unities
Nalbra Inc. (1)	30,012,000	100.00	-	- 30,012,000	100.00
Total	30,012,000	100.00	-	- 30,012,000	100.00
(1) Foreign company

Parent Company:
São Teófilo Repres. Participações Ltda			CNPJ: 03.214.652/0001-17
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Caminho Editorial Ltda	14,962,154	45.41	2,033,046	6.87	16,995,200	27.18
Nalbra S LLC	16,475,914	50.00	8,509,948	28.77	24,985,862	39.95
Brasil Warant Admin. de Bens e
Empresas Ltda	1,513,760	4.59	3,596,972	12.16	5,110,732	8.17
Brasil Silva I LLC (1)	-	-	9,740,015	32.92	9,740,015	15.58
Fernando Roberto Moreira Salles	-	-	1,704,503	5.76	1,704,503	2.73
Others	-	-	3,999,639	13.52	3,999,639	6.39
Total	32,951,828	100.00	29,584,123	100.00	62,535,951	100.00
(1) Foreign company

  Page: 54

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

Brasil Warrant Admin. Bens e Empresas Ltda CNPJ: 33.744.277/0001 -88

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Fernando Roberto Moreira Salles	120	25.00	120	25.00	240	25.00
Walter Moreira Salles Júnior	120	25.00	120	25.00	240	25.00
Pedro Moreira Salles	120	25.00	120	25.00	240	25.00
João Moreira Salles	120	25.00	120	25.00	240	25.00
Total	480	100.00	480	100.00	960	100.00

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES				CNPJ: 00.383.281/0001-09
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00

Page: 55

Parent Company:

BNDES Participações S. A. - BNDESPAR CNPJ: 00.383.281/0001-09

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

					Position on June 2007
Stockholder	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Majorities Stockholders	439,400,228	96.50	37,736,642	99.40	71,536,448	13.20	548,673,318	53.10
Lorentzen	127,506,457	28.00	-	-	-	-	127,506,457	12.35
Safra (4)	127,506,457	28.00	27,736,642	73.10	57,875,517	10.70	213,118,616	20.60
VCP	127,506,457	28.00	-	-	-	-	127,506,457	12.35
BNDES	56,880,857	12.50	10,000,000	26.30	13,660,931	2.50	80,541,788	7.80
Management	1,905	0.00	0	0	49,306	0	51,211	-
Councilors	1,905	0.00	0	0	32,108	0	34,013	-
Directors	-	-	-	-	17,198	0	17,198	-
			-
Tax Council	10	0.00	-	-	-	-	10	-
Treasury Stocks (1)	483,114	0.10	-	-	1,483,200	0.30	1,966,314	0.20
Other Stockholders (2)	15,505,442	3.40	225,913	0.60	466,131,912	86.50	481,863,267	46,70
Total issued stocks (3)	455,390,699	100.0	37,962,555	100.0	539,200,866	100.0	1,032,554,120	100.0
Outstanding stocks (2)	15,505,442	3.40	225,913	0.60	466,131,912	86.50	481,863,267	46,70

(1)	Stocks issued and repurchased by the Company.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

Page: 56

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

					Position on June 30, 2006
Stockholder	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Majorities Stockholders	439,400,228	96.5	37,736,642	99.2	87,876,647	16.3	565,013,517	54.7
Lorentzen (4)	127,506,457	28.0	-	-	-	-	127,506,457	12.3
Safra (5)	127,506,457	28.0	27,736,642	72.9	57,875,517	10.7	213,118,616	20.7
VCP	127,506,457	28.0	-	-	-	-	127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	30,001,130	5.6	96,881,987	9.4
Management	193,034	0	0	0	83,506	0	276,540
Councilors	193,034	0	0	0	66,308	0	259,342
Directors	-	-	-	-	17,198	0	17,198
			-
Tax Council	10	0	-	-	-	-	10
Treasury Stocks (1)	483,114	0.1	-	-	1,483,200	0.3	1,966,314	0.2
Other Stockholders (2)	15,314,313	3.4	285,214	0.8	449,698,212	83.4	465,297,739	45.1
Total issued stocks (3)	455,390,699	100.0	38,021,856	100.0	539,141,565	100.0	1,032,554,120	100.0
Outstanding stocks (2)	15,314,313	3.4	285,214	0.8	449,698,212	83.4	465,297,739	45.1

(1)	Stocks issued and repurchased by the Company.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(5)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB.

Page: 57

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 06/30/2007
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English of original previously issued in Portuguese)

Report of Independent Auditors on Special Review of Quarterly Financial Information as of June 30, 2007

To the Directors and Stockholders of Aracruz Celulose S.A. Aracruz - ES

1.	We conducted a special review of the Quarterly Financial Information - ITR of Aracruz Celulose S.A. (Company and Consolidated) for the quarter and semester ended June 30, 2007, prepared under the responsibility of the Company’s management, in accordance with accounting practices adopted in Brazil, comprising the balance sheets, statements of income and management comments on performance.

2.	Our special review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors – IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the Company’s management responsible for the financial, accounting, and operational areas as to the principal criteria adopted in the preparation of the Quarterly Financial Information; and (b) review of the information and subsequent events that have or might have a significant effect on the financial position and operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in paragraph 1 above, for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the Brazilian Securities Commission (CVM) specifically applicable to the disclosure of mandatory Quarterly Financial Information.

4.	Our special review was conducted for the purpose of issuing a report on the Quarterly Financial Information referred to in paragraph 1 taken as a whole. The supplementary information related to the statements of cash flows and value added for the quarter ended June 30, 2007 are presented for the purpose of allowing additional analyses and are not required as part of the basic Quarterly Financial Information. These statements were subjected to the review procedures described in paragraph 2 above, and based on our special review, are fairly stated, in all material respects, in relation to the Quarterly Financial Information taken as a whole.

5.	The balance sheet as of March 31, 2007 (Company and Consolidated) and the accompanying statements of income and supplementary cash flow and value-added for the quarter and semester ended June 30, 2006, presented for comparison purposes, were examined by us and our unqualified special review reports thereon were issued April 7, 2007 and July 6, 2006, respectively.

Rio de Janeiro, July 5, 2007 (Portuguese original signed by): DELOITTE TOUCHE TOHMATSU Independent Auditors CRC 2SP 011.609/O-8 “S” ES	Amauri Froment Fernandes Accountant CRC 1RJ 039.012/O-5 “S” ES

Page: 58

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer